                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              JLM Industries, Inc.
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   46621D 10 3
                         ------------------------------
                                 (CUSIP Number)

                                   Copies to:
          Mr. Philip Sassower                    Jonathan J. Russo, Esq.
          135 East 57th Street                   Baer Marks & Upham LLP
               12th Floor                           805 Third Avenue
        New York, New York 10022                New York, New York 10022
             (212) 759-1909                          (212) 702-5700
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  June 28, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 7 Pages)
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                                  SCHEDULE 13D

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CUSIP No. 46621D 10 3                          Page 2 of 7 Pages
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================================================================================
  1.    NAME OF REPORTING PERSONS:

             Mr. Philip S. Sassower

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|

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  3.    SEC USE ONLY

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  4.    SOURCE OF FUNDS

             OO (See Item 3)
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  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                |_|

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  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
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                 7.   SOLE VOTING POWER
    SHARES
  BENEFICIALLY           560,000 shares - 6.0% (See Item 5)
 OWNED BY EACH -----------------------------------------------------------------
   REPORTING     8.   SHARED VOTING POWER
  PERSON WITH
                         560,000 shares - 6.0% (See Item 5)
               -----------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER

                         560,000 shares - 6.0% (See Item 5)
               -----------------------------------------------------------------
                10.   SHARED DISPOSITIVE POWER

                         560,000 shares - 6.0% (See Item 5)
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             560,000 shares (See Items 3, 4 and 5)
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  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               |_|
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  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.0% (See Item 5)

                                  SCHEDULE 13D

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CUSIP No. 46621D 10 3                          Page 2 of 7 Pages
----------------------------------             ---------------------------------

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  14.   TYPE OF REPORTING PERSON

             IN
================================================================================

                                  SCHEDULE 13D

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CUSIP No. 46621D 10 3                          Page 3 of 7 Pages
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================================================================================
  1.    NAME OF REPORTING PERSONS:

             Phoenix Enterprises LLC

        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             13-3882135
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  2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|

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  3.    SEC USE ONLY

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  4.    SOURCE OF FUNDS

             OO (See Item 5)
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  5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) OR 2(e)                                                |_|

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  6.    CITIZENSHIP OR PLACE OF ORGANIZATION

             United States
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                 7.   SOLE VOTING POWER
    SHARES
  BENEFICIALLY           (See Items 3, 4 and 5)
 OWNED BY EACH -----------------------------------------------------------------
   REPORTING     8.   SHARED VOTING POWER
  PERSON WITH
                         (See Items 3, 4 and 5)
               -----------------------------------------------------------------
                 9.   SOLE DISPOSITIVE POWER

                         (See Items 3, 4 and 5)
               -----------------------------------------------------------------
                10.   SHARED DISPOSITIVE POWER

                         (See Items 3, 4 and 5)
--------------------------------------------------------------------------------
  11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             555,000 (See Items 3, 4 and 5)
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  12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                               |_|

                                  SCHEDULE 13D

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CUSIP No. 46621D 10 3                          Page 3 of 7 Pages
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  13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.9% (See Item 5)
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  14.   TYPE OF REPORTING PERSON

             OO
================================================================================

                                  SCHEDULE 13D

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CUSIP No. 46621D 10 3                          Page 4 of 7 Pages
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ITEM 1.     SECURITY AND ISSUER

      This Statement on Schedule 13D (the "Statement") relates to shares of common stock, $.01 par value (the "Common Stock"), of JLM Industries, Inc., a Delaware corporation (the "Company"). The address of the principal executive office of the Company is 3675 Hidden River Parkway, Tampa, FL 33637.

ITEM 2.     IDENTITY AND BACKGROUND

      (a) This Statement is filed by Mr. Philip S. Sassower ("Mr. Sassower") and Phoenix Enterprises LLC, a New York limited liability company ("Phoenix", and together with Mr. Sassower, the "Reporting Persons"). Mr. Sassower is the Chief Executive Officer and managing member of Phoenix. By their signatures on this Statement, the Reporting Persons agree that this Statement is filed on their behalf.

            The Reporting Persons are filing this Schedule 13D Statement pursuant to Rule 13d-1(f)(1) under the Act on their own behalf and not on behalf of any other party. Information with respect to the Reporting Persons are given solely by such Reporting Persons.

      (b) Mr. Sassower's business address is 135 East 57th Street, 12th Floor, New York, New York, 10022. Phoenix's business address is 135 East 57th Street, 12th Floor, New York, NY 10022.

      (c) The present principal occupation or employment of Mr. Sassower is a private investor.

      (d) The Reporting Persons have not within the last five years been convicted in a criminal proceeding.

      (e) During the last five years, the Reporting Persons were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Mr. Sassower is a United States citizen. Phoenix is a Delaware limited liability company.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      As of the date of this filing, the Reporting Persons have not used any funds with respect to the shares of Common Stock of the Company benefically owned by them. Phoenix acquired warrants to purchase an aggregate of 555,000 shares of Common Stock in connection with its engagement as a consultant to the Company and its standby commitment to purchase securities of the Company. Mr. Sassower received options to purchase 5,000 shares of Common Stock upon his appointment as a director of the Company (see Item 4).

ITEM 4.     PURPOSE OF TRANSACTION

      On March 29, 2001, the Company entered into an engagement letter with Phoenix (the "Engagement Letter"), whereby the Company retained Phoenix as a consultant and to assist the Company (i) in obtaining working capital and/or term loan financings, (ii) in providing the Company with a standby commitment to purchase the Company's securities, subject to satisfactory due diligence and the execution of definitive documentation, (iii) in connection with staying the de-listing of the Company's Common Stock from the Nasdaq National Market, and
(iv) in public relations and investor relations activities. In connection with its engagement, the

                                  SCHEDULE 13D

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CUSIP No. 46621D 10 3                          Page 5 of 7 Pages
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Company provided to Phoenix and its designees an initial non-refundable retainer for the contemplated services consisting of five-year warrants to purchase 250,000 shares of the Company's Common Stock with an exercise price of $1.43 per share (the closing sale price of the Common Stock on the date of the agreement). Phoenix received warrants to purchase 200,000 shares of Common Stock in connection with such engagement and its designees received warrants to purchase 50,000 shares of Common Stock.

      On April 11, 2001, the Company and Phoenix entered into a commitment letter (the "Commitment Letter") regarding the Company's efforts to refinance all of its outstanding obligations under that certain Amended and Restated Credit Agreement with Citizens Bank. Pursuant to the terms of the Commitment Letter, Phoenix committed to purchase, and to cause one or more persons who are accredited investors and not otherwise affiliated with the Company to purchase, as soon as practicable after the satisfaction of all conditions in the purchase agreement, an aggregate of $2.5 million of the Company's Common Stock at a purchase price of $1.15 per share (or 2,173,913 shares of Common Stock) (the "Financing"). Pursuant to the Commitment Letter, upon closing of the Financing Phoenix and/or its designees would receive warrants to purchase an aggregate of 425,000 shares of the Company's Common Stock, with an exercise price of $1.15 per share.

      On June 7, 2001, the Company entered into a definitive purchase agreement (the "Purchase Agreement") with investors (the "Investors") with respect to the Financing and on June 28, 2001 the Company consummated the private placement of 2,173,913 shares of Common Stock at a purchase price of $1.15 per share (the "Private Placement"). Pursuant to the Purchase Agreement, on or prior to closing the Company issued five-year warrants to purchase an aggregate of 425,000 shares of its Common Stock, with an exercise price of $1.15 per share to Phoenix and its designees. In connection therewith, Phoenix received warrants to purchase an aggregate of 355,000 shares of Common Stock and its designees received warrants to purchase an aggregate of 70,000 shares of Common Stock.

      In connection with the closing of the Private Placement, the Company appointed Philip S. Sassower as a director. Upon such appointment, the Company issued to Mr. Sassower five-year options to purchase 5,000 shares of its Common Stock at an exercise price of $2.70 per share.

      In connection with the closing of the Private Placement, the Company entered into a registration rights agreement (the "Registration Rights Agreement") with the holders of the shares purchased and warrants pursuant thereto, which provides that the Company will file a registration statement with the Securities and Exchange Commission relating to the sale of the shares and shares of common stock issuable upon exercise of the warrants within thirty days from the closing date and use its best efforts to cause such registration statement to be declared effective.

      At closing, Phoenix and Mr. Sassower entered into a standstill agreement (the "Standstill Agreement") with the Company pursuant to which they agreed for a period of two years that they (and their affiliates) will not, directly or indirectly: (i) make, or in any way participate, directly or indirectly, in any solicitation in opposition to the board; (ii) initiate or propose any "shareholder proposals" for submission to a vote of stockholders;
(iii) form, join or in any way participate in a group to take any actions otherwise prohibited by the terms of the standstill agreement; or (iv) enter into any arrangements or understandings with any third party with respect to any of the foregoing.

      The Reporting Persons have no plans or proposals which relate to, or may result in, any matters listed in Items 4(a) through (j) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

                                  SCHEDULE 13D

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CUSIP No. 46621D 10 3                          Page 6 of 7 Pages
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ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      As a result of the Financing, Mr. Sassower is deemed to beneficially own 560,000 shares of Common Stock which constitutes approximately 6.0% of the issued and outstanding shares of Common Stock as of the date hereof. Until the warrants and options are exercised, the Reporting Persons do not have any right to vote or dispose any of the shares of Common Stock that may be issued upon exercise of such warrants or options.

      The information set forth, or incorporated by reference, in Items 3 and 4 is hereby incorporated by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated by reference.

      Copies of the Engagement Letter, the Commitment Letter, the Purchase Agreement, the Form of Warrant, the Registration Rights Agreement and the Standstill Agreement are incorporated by reference as Exhibits 1, 2, 3, 4, 5 and 6 to this Schedule 13D. To the knowledge of the Reporting Persons, other than the options agreement with respect to the options discussed in Item 4, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above with respect to any securities of the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

      EXHIBIT #   DESCRIPTION

         1. Engagement Letter, dated March 29, 2001, by and between the Company and Phoenix.

         2. Commitment Letter, dated April 11, 2001, by and between the Company and Phoenix.

         3. Purchase Agreement, dated June 7, 2001, by and between the Company and the Investors.

         4.       Amendment to Purchase Agreement, dated June 15, 2001.

         5.       Form of Warrant issued to Phoenix.

         6. Registration Rights Agreement, dated June 28, 2001, by and among the Company, the Investors and Phoenix and its designees.

         7. Standstill Agreement, dated June 28, 2001, by and among the Company, Phoenix and Mr. Sassower.

                                  SCHEDULE 13D

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CUSIP No. 46621D 10 3                          Page 7 of 7 Pages
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                                    SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                                    /s/ PHILIP S. SASSOWER
                                    ------------------------------------
                                    Philip S. Sassower


                                    PHOENIX ENTERPRISES LLC


                                    By: /s/ PHILIP S. SASSOWER
                                        --------------------------------
                                        Philip S. Sassower
                                        Chief Executive Officer


Dated: July 9, 2001